UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2026

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

July 28, 2026
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS RECORD NORTH AMERICAN PRODUCTION AND SECOND QUARTER 2026 EARNINGS
Financial and Production Highlights
•Net income attributable to Methanex shareholders of $198 million, Adjusted EBITDA of $577 million, and Adjusted net income of $300 million in the second quarter.
•Reported an average realized price in the second quarter of $529 per tonne compared to $351 per tonne in the first quarter of 2026. Based on our July and August posted prices and assuming market conditions remain consistent in this volatile macro environment, we expect that our average realized price range will be approximately $460 to $485 per tonne for these two months.
•Produced 2,213,000 tonnes of methanol in the second quarter, including over 1 million tonnes at the Geismar site.
•Announced the indefinite idling of the Titan plant and the commencement of restructuring activities in Trinidad and Tobago. This resulted in a $115 million non-cash asset impairment charge, net of tax, and a $12 million accrual for restructuring activities (Methanex share), which has been included as a deduction from Adjusted EBITDA.
•Generated $439 million of cash flows from operating activities, repaid the remaining $290 million of the Term Loan A loan, and returned $14 million to shareholders through regular dividends. Ended the second quarter with $383 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2026, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $198 million ($2.45 net income per common share on a diluted basis) compared to a net loss of $14 million ($0.18 net loss per common share on a diluted basis) in the first quarter of 2026. Adjusted EBITDA for the second quarter of 2026 was $577 million and Adjusted net income was $300 million ($3.87 Adjusted net income per common share). This compares with Adjusted EBITDA of $220 million and an Adjusted net income of $23 million ($0.30 Adjusted net income per common share) for the first quarter of 2026.
Rich Sumner, President & CEO of Methanex, said, "The continuing Middle East conflict has resulted in an unprecedented impact on many industries, including methanol. During the second quarter of 2026, we delivered record Adjusted EBITDA largely due to higher pricing as a result of the significant loss of industry supply combined with continued strong production from our enhanced asset base, particularly in North America. Through this highly volatile and uncertain period, we remain focused on operating our assets and supply chain safely and reliably, completing the OCI acquisition integration activities, and delivering operating and financial results to drive a stronger and more resilient company."
METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2026. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2026 Management’s Discussion and Analysis ("MD&A") dated July 28, 2026 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2026, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2026 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,213	2,391	1,621	4,604	3,240
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,151	2,226	1,528	4,377	3,231
Purchased methanol	247	222	451	469	833
Commission sales	157	174	154	331	286
Total methanol sales volume	2,555	2,622	2,133	5,177	4,350

Methanex average non-discounted posted price ($ per tonne) [2]	1,007	611	605	806	623
Average realized price ($ per tonne) [3]	529	351	374	439	390

Revenue [4]	1,395	974	797	2,369	1,693
Net income (loss) (attributable to Methanex shareholders)	198	(14)	64	184	176
Adjusted net income [5]	300	23	66	323	154
Adjusted EBITDA [5]	577	220	183	797	431
Cash flows from operating activities	439	132	277	571	592
Adjusted free cash flow [5]	298	31	146	328	341

Basic net income (loss) per common share	2.56	(0.18)	0.95	2.38	2.60
Diluted net income (loss) per common share	2.45	(0.18)	0.93	2.38	2.36
Adjusted net income per common share [5]	3.87	0.30	0.97	4.18	2.27

Common share information (millions of shares)
Weighted average number of common shares	77	77	68	77	68
Diluted weighted average number of common shares	78	77	68	77	68
Number of common shares outstanding, end of period	77	77	77	77	77
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4    Revenue includes sales of ammonia and other products, in addition to sales of methanol.
5 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Adjusted free cash flow are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 of our second quarter MD&A dated July 28, 2026 for a description of each non-GAAP measure.

METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 2

•A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Mark-to-market impact of share-based compensation	(22)	45	(7)	23	(39)
Depreciation and amortization	121	120	102	240	208
Finance costs	54	55	51	109	102
Finance income and other expenses	15	3	(8)	19	(13)
Income tax expense	104	3	3	107	39
Asset impairment charge [1]	100	—	—	100	—
Earnings of associates adjustment	33	34	3	67	6
Non-controlling interests adjustment	(26)	(26)	(25)	(52)	(48)
Adjusted EBITDA	$577	$220	$183	$797	$431

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Mark-to-market impact of share-based compensation, net of tax	(17)	37	(4)	20	(30)
Mark-to-market impact of gas contract revaluations, net of tax	4	1	6	5	8
Asset impairment charge, net of tax [1]	115	—	—	115	—
Earnings of associates adjustment, net of tax	—	(1)	—	(1)	—
Adjusted net income	$300	$23	$66	$323	$154
Diluted weighted average shares outstanding (millions)	78	77	68	77	68
Adjusted net income per common share	$3.87	$0.30	$0.97	$4.18	$2.27
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).

•We recorded net income attributable to Methanex shareholders of $198 million in the second quarter of 2026 compared to a net loss of $14 million in the first quarter of 2026. The net income in the second quarter of 2026 was higher compared to the prior quarter primarily due to a higher average realized price. This was partially offset by the impact of the asset impairment charge recorded in the second quarter of 2026.
•We sold 2,555,000 tonnes of methanol in the second quarter of 2026 compared to 2,622,000 tonnes of methanol in the first quarter of 2026. Sales of Methanex-produced methanol were 2,151,000 tonnes in the second quarter of 2026 compared to 2,226,000 tonnes in the first quarter of 2026.
•Production of methanol for the second quarter of 2026 was 2,213,000 tonnes compared to 2,391,000 tonnes for the first quarter of 2026. Despite continued strong performance across our North American assets, production was lower in the second quarter of 2026 compared to the first quarter of 2026 due to reduced production in Chile, where we experienced seasonal gas availability constraints, in New Zealand, where we took a planned winter outage, and in Trinidad, which experienced unplanned outages.
•We announced the indefinite idling of the Titan plant and the commencement of restructuring activities in Trinidad and Tobago. This resulted in a $115 million non-cash asset impairment charge, net of tax, and a $12 million accrual for restructuring activities (Methanex share), which has been included as a deduction from Adjusted EBITDA.
•In the second quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million and repaid $290 million of the outstanding Term Loan A, fully repaying the loan.
•At June 30, 2026, we had a strong liquidity position including a cash balance of $383 million. We also have access to a $400 million unutilized revolving credit facility.
METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2026		Q1 2026	Q2 2025	YTD Q2 2026	YTD Q2 2025
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	1,027	934	829	1,961	1,446
Beaumont [2]	228	185	195	11	380	11
Natgasoline (50% interest) [2]	213	204	203	10	407	10
Canada (Medicine Hat)	140	143	124	83	267	223
Chile	425	322	398	295	720	724
Egypt (50% interest)	158	165	164	124	329	260
New Zealand [3]	215	46	158	53	204	213
Trinidad [4]	215	121	215	216	336	353
Total Methanol Production	2,594	2,213	2,391	1,621	4,604	3,240

Beaumont Ammonia [2]	85	83	85	4	168	4
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The facilities were acquired on June 27, 2025.
3The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
4The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. As announced on June 29, 2026, the Company commenced the process of indefinitely idling the Titan facility. Refer to the Trinidad section below.

Key production and operational highlights during the second quarter include:
United States
Geismar produced a record 1,027,000 tonnes in the second quarter of 2026 compared to 934,000 tonnes in the first quarter of 2026. Beaumont produced 185,000 tonnes of methanol and 83,000 tonnes of ammonia in the second quarter of 2026 compared to 195,000 tonnes of methanol and 85,000 tonnes of ammonia in the first quarter of 2026. Beaumont's methanol production was lower as the plant was taken offline in early June to repair the cooling tower. The plant was offline for approximately 30 days and safely restarted during July. The Natgasoline plant produced 204,000 tonnes of methanol (Methanex share) in the second quarter of 2026 compared to 203,000 tonnes of methanol (Methanex share) in the first quarter of 2026.
Canada
Medicine Hat produced 143,000 tonnes in the second quarter of 2026 compared to 124,000 tonnes in the first quarter of 2026. Production was higher in the second quarter as the first quarter was impacted by an unplanned outage for repairs that were completed in the first quarter.
Chile
Chile produced 322,000 tonnes in the second quarter of 2026 compared to 398,000 tonnes in the first quarter of 2026. Production was lower in the second quarter compared to the first quarter as we shifted to operating one plant midway through the quarter due to the seasonal reduction of gas availability from Argentina. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability to supply our Chile facilities.
METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 4

Egypt
Egypt produced 330,000 tonnes (Methanex interest - 165,000 tonnes) in the second quarter of 2026 compared to 328,000 tonnes (Methanex interest - 164,000 tonnes) in the first quarter of 2026. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and we may experience curtailments in the future, particularly in the summer months, depending on gas supply and demand dynamics in the domestic and international markets.
New Zealand
New Zealand produced 46,000 tonnes in the second quarter of 2026 compared to 158,000 tonnes in the first quarter of 2026. Production was lower in the second quarter as we took a planned winter outage to supply gas to the New Zealand electricity sector. The plant was restarted in July and is operating at reduced rates. Future production in New Zealand will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support the country's energy needs.
Trinidad
In Trinidad, the Titan plant produced 121,000 tonnes in the second quarter of 2026 compared to 215,000 tonnes in the first quarter of 2026. Production was lower in the second quarter as the plant experienced disruptions from unplanned outages in the quarter. On July 15 the plant ceased operations and we have commenced the process of indefinitely idling the facility.
Outlook
We expect our 2026 production to be approximately 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

Based on our July and August posted prices and assuming market conditions remain consistent in this volatile macro environment, we expect that our average realized price range will be approximately $460 to $485 per tonne for these two months. Based on a lower realized price and similar sales of produced methanol, we are expecting lower Adjusted EBITDA in the third quarter.

METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 5

CONFERENCE CALL
A conference call is scheduled for July 29, 2026 at 11:00 am ET (8:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2026 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2026 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted Free Cash Flow. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluations and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended June 30, 2026 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:
Robert B. Winslow, CFA
Vice President, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2026 SECOND QUARTER NEWS RELEASE                             PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

2
Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2026
At July 27, 2026 the Company had 77,364,263 common shares issued and outstanding and stock options exercisable for 531,080 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Second Quarter 2026 Management’s Discussion and Analysis dated July 28, 2026 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2026 as well as the 2025 Annual Consolidated Financial Statements and MD&A included in the Methanex 2025 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2025 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,213	2,391	1,621	4,604	3,240
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,151	2,226	1,528	4,377	3,231
Purchased methanol	247	222	451	469	833
Commission sales	157	174	154	331	286
Total methanol sales volume	2,555	2,622	2,133	5,177	4,350

Methanex average non-discounted posted price ($ per tonne) [2]	1,007	611	605	806	623
Average realized price ($ per tonne) [3]	529	351	374	439	390

Revenue [4]	1,395	974	797	2,369	1,693
Net income (loss) (attributable to Methanex shareholders)	198	(14)	64	184	176
Adjusted net income [5]	300	23	66	323	154
Adjusted EBITDA [5]	577	220	183	797	431
Cash flows from operating activities	439	132	277	571	592
Adjusted free cash flow [5]	298	31	146	328	341

Basic net income (loss) per common share	2.56	(0.18)	0.95	2.38	2.60
Diluted net income (loss) per common share	2.45	(0.18)	0.93	2.38	2.36
Adjusted net income per common share [5]	3.87	0.30	0.97	4.18	2.27

Common share information (millions of shares)
Weighted average number of common shares	77	77	68	77	68
Diluted weighted average number of common shares	78	77	68	77	68
Number of common shares outstanding, end of period	77	77	77	77	77
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4    Revenue includes sales of ammonia and other products, in addition to sales of methanol.
5 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Adjusted free cash flow are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Mark-to-market impact of share-based compensation, net of tax	(17)	37	(4)	20	(30)
Mark-to-market impact of gas contract revaluations, net of tax	4	1	6	5	8
Asset impairment charge, net of tax [1]	115	—	—	115	—
Earnings of associates adjustment, net of tax	—	(1)	—	(1)	—
Adjusted net income [2]	$300	$23	$66	$323	$154
Diluted weighted average shares outstanding (millions)	78	77	68	77	68
Adjusted net income per common share [2]	$3.87	$0.30	$0.97	$4.18	$2.27
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).
2     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $198 million in the second quarter of 2026 compared to a net loss of $14 million in the first quarter of 2026. The net income in the second quarter of 2026 was higher compared to the prior quarter primarily due to a higher average realized price. This was partially offset by the impact of the asset impairment charge recorded in the second quarter of 2026.
▪We sold 2,555,000 tonnes of methanol in the second quarter of 2026 compared to 2,622,000 tonnes of methanol in the first quarter of 2026. Sales of Methanex-produced methanol were 2,151,000 tonnes in the second quarter of 2026 compared to 2,226,000 tonnes in the first quarter of 2026. Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
▪Production of methanol for the second quarter of 2026 was 2,213,000 tonnes compared to 2,391,000 tonnes for the first quarter of 2026. Despite continued strong performance across our North American assets, production was lower in the second quarter of 2026 compared to the first quarter of 2026 due to reduced production in Chile, where we experienced seasonal gas availability constraints, in New Zealand, where we took a planned winter outage, and in Trinidad, which experienced unplanned outages. Refer to the Production Highlights section on page 4 of the MD&A.
▪We announced the indefinite idling of the Titan plant and the commencement of restructuring activities in Trinidad and Tobago. This resulted in a $115 million non-cash asset impairment charge, net of tax, and a $12 million accrual for restructuring activities (Methanex share), which has been included as a deduction from Adjusted EBITDA.
▪In the second quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million and repaid $290 million of the outstanding Term Loan A, fully repaying the loan.
▪At June 30, 2026, we had a strong liquidity position including a cash balance of $383 million. We also have access to a $400 million unutilized revolving credit facility.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2026		Q1 2026	Q2 2025	YTD Q2 2026	YTD Q2 2025
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	1,027	934	829	1,961	1,446
Beaumont [2]	228	185	195	11	380	11
Natgasoline (50% interest) [2]	213	204	203	10	407	10
Canada (Medicine Hat)	140	143	124	83	267	223
Chile	425	322	398	295	720	724
Egypt (50% interest)	158	165	164	124	329	260
New Zealand [3]	215	46	158	53	204	213
Trinidad [4]	215	121	215	216	336	353
Total Methanol Production	2,594	2,213	2,391	1,621	4,604	3,240

Beaumont Ammonia [2]	85	83	85	4	168	4
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2 The facilities were acquired on June 27, 2025.
3     The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
4    The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. As announced on June 29, 2026, the Company commenced the process of indefinitely idling the Titan facility. Refer to the Trinidad section below.
Key production and operational highlights during the second quarter include:
United States
Geismar produced a record 1,027,000 tonnes in the second quarter of 2026 compared to 934,000 tonnes in the first quarter of 2026. Beaumont produced 185,000 tonnes of methanol and 83,000 tonnes of ammonia in the second quarter of 2026 compared to 195,000 tonnes of methanol and 85,000 tonnes of ammonia in the first quarter of 2026. Beaumont's methanol production was lower as the plant was taken offline in early June to repair the cooling tower. The plant was offline for approximately 30 days and safely restarted during July. The Natgasoline plant produced 204,000 tonnes of methanol (Methanex share) in the second quarter of 2026 compared to 203,000 tonnes of methanol (Methanex share) in the first quarter of 2026.
Canada
Medicine Hat produced 143,000 tonnes in the second quarter of 2026 compared to 124,000 tonnes in the first quarter of 2026. Production was higher in the second quarter as the first quarter was impacted by an unplanned outage for repairs that were completed in the first quarter.
Chile
Chile produced 322,000 tonnes in the second quarter of 2026 compared to 398,000 tonnes in the first quarter of 2026. Production was lower in the second quarter compared to the first quarter as we shifted to operating one plant midway through the quarter due to the seasonal reduction of gas availability from Argentina. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability to supply our Chile facilities.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Egypt
Egypt produced 330,000 tonnes (Methanex interest - 165,000 tonnes) in the second quarter of 2026 compared to 328,000 tonnes (Methanex interest - 164,000 tonnes) in the first quarter of 2026. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and we may experience curtailments in the future, particularly in the summer months, depending on gas supply and demand dynamics in the domestic and international markets.
New Zealand
New Zealand produced 46,000 tonnes in the second quarter of 2026 compared to 158,000 tonnes in the first quarter of 2026. Production was lower in the second quarter as we took a planned winter outage to supply gas to the New Zealand electricity sector. The plant was restarted in July and is operating at reduced rates. Future production in New Zealand will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support the country's energy needs.
Trinidad
In Trinidad, the Titan plant produced 121,000 tonnes in the second quarter of 2026 compared to 215,000 tonnes in the first quarter of 2026. Production was lower in the second quarter as the plant experienced disruptions from unplanned outages in the quarter. On July 15 the plant ceased operations and we have commenced the process of indefinitely idling the facility.
Outlook
We expect our 2026 production to be approximately 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

Based on our July and August posted prices and assuming market conditions remain consistent in this volatile macro environment, we expect that our average realized price range will be approximately $460 to $485 per tonne for these two months. Based on a lower realized price and similar sales of produced methanol, we are expecting lower Adjusted EBITDA in the third quarter.
FINANCIAL RESULTS

For the second quarter of 2026, we reported net income attributable to Methanex shareholders of $198 million ($2.45 net income per common share on a diluted basis) compared to a net loss attributable to Methanex shareholders for the first quarter of 2026 of $14 million ($0.18 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the second quarter of 2025 of $64 million ($0.93 net income per common share on a diluted basis).

For the second quarter of 2026, we recorded Adjusted EBITDA of $577 million and Adjusted net income of $300 million ($3.87 Adjusted net income per common share). This compares with Adjusted EBITDA of $220 million and an Adjusted net income of $23 million ($0.30 Adjusted net income per common share) for the first quarter of 2026 and Adjusted EBITDA of $183 million and Adjusted net income of $66 million ($0.97 Adjusted net income per common share) for the second quarter of 2025.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Natgasoline facility (50% interest) and Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to-market impact of gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Consolidated statements of income:
Revenue	$1,395	$974	$797	$2,369	$1,693
Cost of sales and operating expenses	(757)	(770)	(581)	(1,527)	(1,162)
New Zealand gas sale net proceeds	1	—	20	1	28
Mark-to-market impact of share-based compensation	(22)	45	(7)	23	(39)
Adjusted EBITDA attributable to associates	31	14	(2)	45	(2)
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(71)	(43)	(44)	(114)	(87)
Adjusted EBITDA	577	220	183	797	431

Mark-to-market impact of share-based compensation	22	(45)	7	(23)	39
Depreciation and amortization	(121)	(120)	(102)	(240)	(208)
Finance costs	(54)	(55)	(51)	(109)	(102)
Finance income and other expenses	(15)	(3)	8	(19)	13
Income tax expense	(104)	(3)	(3)	(107)	(39)
Asset impairment charge [1]	(100)	—	—	(100)	—
Earnings of associates adjustment [2]	(33)	(34)	(3)	(67)	(6)
Non-controlling interests adjustment [3]	26	26	25	52	48
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Net income	$243	$3	$83	$246	$215
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).
2    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 50% interest in the Natgasoline and 63.1% interest in the Atlas methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
3    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2026 compared with Q1 2026	Q2 2026 compared with Q2 2025	YTD Q2 2026 compared with YTD Q2 2025
Average realized price	$415	$359	$228
Sales volume	(5)	36	88
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	1	(12)	(20)
Ammonia contribution	12	28	44
Total cash costs	(66)	(17)	26
Increase in Adjusted EBITDA	$357	$394	$366
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Methanex average non-discounted posted price	1,007	611	605	806	623
Methanex average realized price	529	351	374	439	390

Methanex’s average realized price for the second quarter of 2026 was $529 per tonne compared to $351 per tonne in the first quarter of 2026 and $374 per tonne in the second quarter of 2025, resulting in increases of $415 million and $359 million in Adjusted EBITDA, respectively. For the six months ended June 30, 2026, our average realized price was $439 per tonne compared to $390 per tonne for the same period in 2025, increasing Adjusted EBITDA by $228 million.

Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2026 was 50,000 tonnes lower than the first quarter of 2026 and 419,000 tonnes higher compared to the second quarter of 2025. The decrease in sales volume in the second quarter of 2026 compared to the first quarter of 2026 decreased Adjusted EBITDA by $5 million. The increase in sales volume for the second quarter of 2026 compared to the same period in 2025 reflects our increased production volume since the acquisition of our new facilities, which increased Adjusted EBITDA by $36 million. For the six months ended June 30, 2026, compared to the same period in 2025, methanol sales volume excluding commission sales volume was 782,000 tonnes higher, increasing Adjusted EBITDA by $88 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Ammonia contribution
The changes in ammonia contribution to Adjusted EBITDA for all periods presented are primarily a result of changes in ammonia pricing, the volume of ammonia sold as well as the cost to produce ammonia. For the second quarter of 2026 compared to the first quarter of 2026, the ammonia contribution to Adjusted EBITDA increased by $12 million primarily due to a higher average realized price. For the three and six months ended June 30, 2026 compared to the same periods in 2025, the contribution is higher due to the introduction of ammonia production from the Beaumont facility to our business late in the second quarter of 2025.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol as well as in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2026 compared with Q1 2026	Q2 2026 compared with Q2 2025	YTD Q2 2026 compared with YTD Q2 2025
Methanex-produced methanol costs	$15	$16	$12
Proportion of Methanex-produced methanol sales	(3)	29	58
Purchased methanol costs	(28)	(27)	(19)
Logistics costs	(18)	(12)	(5)
Other, net	(32)	(23)	(20)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$(66)	$(17)	$26
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region. For approximately one third of our production, we purchase natural gas under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

For the second quarter of 2026 compared to the first quarter of 2026, lower Methanex-produced methanol costs increased Adjusted EBITDA by $15 million. For the second quarter of 2026 compared to the same period in 2025, lower Methanex-produced methanol costs increased Adjusted EBITDA by $16 million. For the six months ended June 30, 2026 compared with the same period in 2025, lower Methanex-produced methanol costs increased Adjusted EBITDA by $12 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the second quarter of 2026 compared to the first quarter of 2026 a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $3 million. For the second quarter of 2026 compared to the second quarter of 2025, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $29 million. For the six months ended June 30, 2026 compared with the same period in 2025, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $58 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the second quarter of 2026 compared to the first quarter of 2026, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $28 million. For the second quarter of 2026 compared to the second quarter of 2025, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $27 million. For the six months ended June 30, 2026 compared with the same period in 2025, higher purchased methanol costs decreased Adjusted EBITDA by $19 million.
Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the second quarter of 2026, compared with the first quarter of 2026, decreased Adjusted EBITDA by $18 million and for the second quarter of 2026 compared to the second quarter of 2025, decreased Adjusted EBITDA by $12 million. Logistics costs for the six months ended June 30, 2026 were $5 million higher compared to the same period in 2025. Changes in logistics costs are impacted by the mix of production from various plants and the impact on ocean freight of longer supply routes. The increase in costs for all periods presented is primarily due to rising bunker fuel and supply chain costs as a result of the Middle East conflict.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs decreased Adjusted EBITDA by $32 million during the second quarter of 2026 compared to the first quarter of 2026 and decreased Adjusted EBITDA by $23 million compared to the second quarter of 2025. For the six months ended June 30, 2026 compared with the same period in 2025, other costs decreased Adjusted EBITDA by $20 million. The increase in other costs is partially driven by an accrual for restructuring costs of $12 million related to our operations in Trinidad and Tobago in the second quarter of 2026, for which there is no equivalent transaction in comparative periods. In addition, the increase in other costs for the second quarter of 2026 compared to the first quarter of 2026 is due to lower production which caused higher unabsorbed costs in the period.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Methanex Corporation share price [1]	$46.15	$59.54	$33.10	$46.15	$33.10
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	9	8	7	17	17
Mark-to-market impact [2]	(22)	45	(7)	23	(39)
Total share-based compensation expense (recovery), before tax	$(13)	$53	$—	$40	$(22)
1 US dollar share price of Methanex Corporation as quoted on the Nasdaq Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $121 million for the second quarter of 2026 compared to $120 million for the first quarter of 2026 and $102 million for the second quarter of 2025. Depreciation and amortization in the second quarter of 2026 was comparable to that of the first quarter of 2026. Compared to the second quarter of 2025, depreciation and amortization in the second quarter of 2026 was higher due to higher sales of Methanex produced product and with newer plants making up a higher proportion of our sales volumes.
Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Finance costs	$54	$55	$51	$109	$102

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs for the second quarter of 2026 were lower compared to the first quarter of 2026 due to lower interest on Term Loan A due to repayments made during the quarter. Finance costs for the second quarter of 2026 were higher compared to the second quarter of 2025 due to additional interest on new debt issued in the second quarter of 2025 (see Note 3 and 4 of the second quarter 2026 condensed consolidated interim financial statements for more information).
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Finance income and other before gas supply contract mark-to-market impact	$(8)	$3	$13	$(6)	$19
Mark-to-market impact of gas contract revaluations	(7)	$(6)	(5)	(13)	(7)
Finance income and other expenses	$(15)	$(3)	$8	$(19)	$12
Finance income and other expenses were lower during the second quarter of 2026 compared to the first quarter of 2026 and the second quarter of 2025 primarily due to the mark-to-market impact on the various gas supply contracts and the impact of changes in foreign exchange rates.
Income Taxes

A summary of our income taxes for the second quarter of 2026 compared to the first quarter of 2026 and the six months ended
June 30, 2026 compared to the same period in 2025 is as follows:

	Three Months Ended June 30, 2026		Three Months Ended March 31, 2026
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$347	$383	$6	$32
Income tax expense	(104)	(83)	(3)	(9)
Net income	$243	$300	$3	$23
Effective tax rate	30%	22%	48%	28%

	Six Months Ended June 30, 2026		Six Months Ended June 30, 2025
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$353	$415	$254	$178
Income tax expense	(107)	(92)	(39)	(24)
Net income	$246	$323	$215	$154
Effective tax rate	30%	22%	15%	13%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, Chile, Egypt, Canada, and New Zealand. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 26%, Chile is 35%, Egypt is 32.5%, Canada is 23.8%, and New Zealand is 28%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas and Natgasoline entities are accounted for using the equity method, any income taxes related to Atlas and Natgasoline are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 22% for the second quarter of 2026 and 28% for the first quarter of 2026. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 14.

	Three Months Ended		Six Months Ended
($ millions)	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income	$243	$83	$246	$215
Adjusted for:
Income tax expense	104	3	107	39
Losses from associates	76	4	94	8
Share of associates' losses before tax	(71)	(6)	(92)	(10)
Net income before tax of non-controlling interests	(54)	(21)	(71)	(45)
Mark-to-market impact of share-based compensation	(22)	(7)	23	(39)
Mark-to-market impact of gas contract revaluations	7	7	8	10
Asset impairment charge [1]	100	—	100	—
Adjusted net income before tax	$383	$63	$415	$178

Income tax expense	$(104)	$(3)	$(107)	$(39)
Adjusted for:
Inclusion of our share of associates' adjusted tax (expense) recovery	(5)	2	(4)	3
Removal of non-controlling interest's share of tax expense	8	2	8	5
Tax on mark-to-market impact of share-based compensation	5	3	(3)	9
Tax on mark-to-market impact of gas contract revaluations	(2)	(1)	(1)	(2)
Tax on asset impairment charge	15	—	15	—
Adjusted income tax (expense) recovery	$(83)	$3	$(92)	$(24)
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).
SUPPLY/DEMAND FUNDAMENTALS
Short-term
The conflict in the Middle East, which began in late February 2026, caused an unprecedented supply shock to the global methanol industry, impacting approximately 15-20 million tonnes of internationally traded volumes. The significant supply gaps created through the second quarter were met with a combination of rapid drawdowns of inventory primarily in Asia and through increasing demand rationalization, both methanol-to-olefin ("MTO") in China and other demand, particularly in Asia. There remains uncertainty as to the ultimate resolution of the Middle East conflict and the timing of a return to more normalized conditions.
Long-term
Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness, methanol supply availability, particularly from Iran, and plant maintenance schedules.

We expect limited capacity additions in the next few years. In Iran, there is uncertainty regarding the status of existing assets and the likely pace of progress of planned or announced projects in the country. The extent of damage to methanol plants and gas infrastructure in the region due to the Middle East conflict remains unclear. In addition, operating rates at methanol plants are constrained by gas availability due to depleting gas fields. In China, planned capacity additions are expected to have a high degree
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

of downstream integration and be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the second quarter of 2026 was $529 per tonne compared to $351 per tonne in the first quarter of 2026.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jul 2026	Jun 2026	May 2026	Apr 2026
North America	1,480	1,480	1,480	1,247
Europe [2]	1,047	977	977	977
Asia Pacific	620	740	740	740
China	525	610	610	590
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €915 for Q3 2026 (Q2 2026 – €850) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At June 30, 2026, our cash balance was $383 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.

The Company monitors Adjusted Debt and Adjusted Free Cash Flow as part of its near-term capital allocation priority to direct excess cash to de-lever the balance sheet.

Adjusted Debt excludes the non-controlling interest share that is consolidated in the balance sheet at 100% and includes the equity share of associates which are presented net within investment in associates in the balance sheet. The following table shows a reconciliation of debt and lease obligations per the financial statements to Adjusted Debt. For more information, refer to the Additional Information - Non-GAAP Measures section on page 14.

($ millions)	Jun 30 2026	Dec 31 2025
Long-term debt (current and non-current)	$2,400	$2,753
Lease obligations (current and non-current)	733	755
Total debt and lease obligations per Financial Statements	$3,133	$3,508
Adjusted for:
Removal of non-controlling interests' share of debt	(85)	(89)
Removal of non-controlling interests' share of leases	(212)	(218)
Inclusion of share of associate's debt	396	410
Inclusion of share of associate's leases	92	95
Adjusted debt	$3,324	$3,706

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Adjusted Free Cash Flow is useful as it provides a measure of our cashflow generation capability and differs from the most comparable GAAP measure, Cashflow from operating activities, as it is adjusted to deduct repayments of lease obligations, sustaining capital expenditures payments, interest paid, and distributions to non-controlling interests. The following table shows a reconciliation of Cashflow from Operating Activities to Adjusted Free Cash Flow. For more information, refer to the Additional Information - Non-GAAP Measures section on page 14.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Cash provided by operating activities	$439	$132	$277	$571	$592
Interest paid	(62)	(38)	(47)	(100)	(74)
Repayment of lease obligations	(35)	(35)	(32)	(70)	(66)
Distributions to non-controlling interests	(29)	(6)	(21)	(35)	(33)
Sustaining capital expenditures payments	(15)	(22)	(31)	(38)	(78)
Adjusted free cash flow	$298	$31	$146	$328	$341
The Company has access to a $400 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. Our facilities have been structured to allow the flexible repayment of the term loan to support our near-term capital allocation priority to de-lever.

A summary of our sources and uses of cash for the three and six months ended June 30, 2026, compared to the same periods in 2025, is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Jun 30 2025	Variance	Jun 30 2026	Jun 30 2025	Variance
Cash provided by operating activities	$439	$277	$162	$571	$592	$(21)
Cash (used in) provided by financing activities	(433)	425	(858)	(587)	342	(929)
Cash (used in) provided by investing activities	(2)	(1,304)	1,302	(26)	(1,341)	1,315
Increase (decrease) in cash and cash equivalents	$4	$(602)	$606	$(42)	$(407)	$365

Cash flows from operating activities in the second quarter of 2026 were $439 million compared to $277 million for the second quarter of 2025 primarily due to higher earnings from a higher average realized price partially offset by changes in working capital. In the second quarter of 2026, the average realized price was $529/MT compared to $374/MT in the second quarter of 2025. This higher price contributed positively to earnings, in addition to higher produced sales volumes compared to the second quarter of 2025. Working capital changes resulted in a cash outflow of $156 million in the second quarter of 2026, driven mainly by increases in accounts receivable, which is driven by the increased average realized price, and the higher cost of inventory due to the rising price environment.

Cash outflows from financing activities in the second quarter of 2026 were an outflow of $433 million compared to an inflow of $425 million in the second quarter of 2025. Cash outflows from financing activities in the second quarter of 2026 were primarily driven by the Company's $290 million repayment on its Term Loan A facility, fully repaying the loan, as compared to a draw on the Term Loan A facility in the second quarter of 2025. The remaining cash flows used in financing activities primarily relates to normal-course debt interest and lease payments.

In the second quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million.

Cash used in investing activities in the second quarter of 2026 was $2 million compared to $1,304 million used in the second quarter of 2025. Investing activities are primarily made up of capital expenditures related to maintenance and major projects, offset by working capital related to investing activities. Cash flows used in investing activities in the second quarter of 2025 primarily related to the $1,264 million in cash consideration paid, net of cash acquired, in connection with the OCI Acquisition which closed on June 27, 2025.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

CONTROLS AND PROCEDURES
Changes in Internal Control Over Financial Reporting

During the second quarter of 2026, the Company fully integrated the business acquired as a result of the acquisition of OCI's global methanol business (“OCI Acquisition”) into the Company’s internal control over financial reporting. This integration constituted a change in the Company’s internal control over financial reporting. Management evaluated the design and implementation of the related controls and is continuing to monitor their operating effectiveness. Other than this change, there were no changes in internal control over financial reporting during the quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, Adjusted effective tax rate, Adjusted debt, and Adjusted free cash flow. These non-GAAP financial measures and ratios reflect our 50% economic interest in the Natgasoline Facility, our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. For our Atlas Facility, Egypt facility, and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline Facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. We therefore view that these measures, at our share of our facilities, are a better measure of our underlying performance. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income, revenue, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 50% share of the Natgasoline facility and 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Mark-to-market impact of share-based compensation	(22)	45	(7)	23	(39)
Depreciation and amortization	121	120	102	240	208
Finance costs	54	55	51	109	102
Finance income and other expenses	15	3	(8)	19	(13)
Income tax expense	104	3	3	107	39
Asset impairment charge [1]	100	—	—	100	—
Earnings of associates adjustment [2]	33	34	3	67	6
Non-controlling interests adjustment [3]	(26)	(26)	(25)	(52)	(48)
Adjusted EBITDA	$577	$220	$183	$797	$431
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).
2    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 50% interest in the Natgasoline and 63.1% interest in the Atlas methanol facilities which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
3    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses, any timing mismatch of our Natgasoline inventory flows to our 50% ownership and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income (loss) attributable to Methanex shareholders	$198	$(14)	$64	$184	$176
Mark-to-market impact of share-based compensation, net of tax	(17)	37	(4)	20	(30)
Mark-to-market impact of gas contract revaluations, net of tax	4	1	6	5	8
Earnings of associates adjustment, net of tax	—	(1)	—	(1)	—
Asset impairment charge, net of tax [1]	115	—	—	115	—
Adjusted net income	$300	$23	$66	$323	$154
Diluted weighted average shares outstanding (millions)	78	77	68	77	68
Adjusted net income per common share	$3.87	$0.30	$0.97	$4.18	$2.27
1     The asset impairment charge includes $26 million ($33 million, net of tax) relating to the Titan facility and the Company's 63.1% share of the impairment charge recognized by Atlas of $74 million ($82 million, net of tax).
Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Adjusted Debt
Adjusted debt is a non-GAAP measure because it excludes long-term debt and lease obligations attributable to the non-controlling shareholders' interests in entities we control but do not fully own and includes an amount representing our 50% share of the Natgasoline facility and 63.1% share of the Atlas facility. The following table shows a reconciliation from total debt and lease obligations (current and non-current) to Adjusted debt:

($ millions)	Jun 30 2026	Dec 31 2025
Long-term debt (current and non-current)	$2,400	$2,753
Lease obligations (current and non-current)	733	755
Total debt and lease obligations per Financial Statements	$3,133	$3,508
Adjusted for:
Removal of non-controlling interests' share of debt	(85)	(89)
Removal of non-controlling interests' share of leases	(212)	(218)
Inclusion of share of associate's debt	396	410
Inclusion of share of associate's leases	92	95
Adjusted debt	$3,324	$3,706

Management uses this measure to analyze progress against leveraging targets after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above.

Adjusted Free Cash Flow
Adjusted Free Cash Flow is useful as it provides a measure of our cashflow generation capability and differs from the most comparable GAAP measure, Cashflow from operating activities, as it is adjusted to deduct repayments of lease obligations, sustaining capital expenditures payments, interest paid, and distributions to non-controlling interests. The following table shows a reconciliation of Cashflow from Operating Activities to Adjusted Free Cash Flow. For more information, refer to the Additional Information - Non-GAAP Measures section on page 14.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Cash provided by operating activities	439	132	277	571	592
Interest paid	(62)	(38)	(47)	(100)	(74)
Repayment of lease obligations	(35)	(35)	(32)	(70)	(66)
Distributions to non-controlling interests	(29)	(6)	(21)	(35)	(33)
Sustaining capital expenditures payments	(15)	(22)	(31)	(38)	(78)
Adjusted free cash flow	298	31	146	328	341
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Sep 30 2025
Revenue	$1,395	$974	$969	$927
Net income (loss) attributable to Methanex shareholders	198	(14)	(89)	(7)
Basic net income (loss) per common share	2.56	(0.18)	(1.15)	(0.09)
Diluted net income (loss) per common share	2.45	(0.18)	(1.15)	(0.09)
Adjusted EBITDA	577	220	186	191
Adjusted net income (loss)	300	23	(11)	5
Adjusted net income (loss) per common share	3.87	0.30	(0.14)	0.06

	Three Months Ended
($ millions except per share amounts)	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024
Revenue	$797	$896	$949	$935
Net income attributable to Methanex shareholders	64	111	45	31
Basic net income per common share	0.95	1.65	0.67	0.46
Diluted net income per common share	0.93	1.44	0.67	0.35
Adjusted EBITDA	183	248	224	216
Adjusted net income	66	88	84	82
Adjusted net income per common share	0.97	1.30	1.24	1.21
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

Methanex Corporation
Quarterly History (unaudited)

	2026	Q2	Q1	2025	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	4,377	2,151	2,226	7,512	2,390	1,891	1,528	1,703
Purchased methanol	469	247	222	1,463	142	488	451	382
Commission sales [1]	331	157	174	540	157	97	154	132
	5,177	2,555	2,622	9,515	2,689	2,476	2,133	2,217
METHANOL PRODUCTION
(thousands of tonnes)

Geismar	1,961	1,027	934	3,330	953	931	829	617
Beaumont	380	185	195	466	216	239	11	—
Natgasoline (50% interest)	407	204	203	418	186	222	10	—
Canada (Medicine Hat)	267	143	124	508	145	140	83	140
Chile	720	322	398	1,302	354	224	295	429
Egypt (50% interest)	329	165	164	555	165	130	124	136
New Zealand	204	46	158	507	171	123	53	160
Trinidad (63.1% interest)	336	121	215	730	174	203	216	137
	4,604	2,213	2,391	7,816	2,364	2,212	1,621	1,619
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	439	529	351	361	331	345	374	404
($/gallon)	1.32	1.59	1.06	1.09	1.00	1.04	1.12	1.21

ADJUSTED EBITDA	797	577	220	808	186	191	183	248

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	2.38	2.56	(0.18)	1.10	(1.15)	(0.09)	0.95	1.65
Diluted net income (loss)	2.38	2.45	(0.18)	0.93	(1.15)	(0.09)	0.93	1.44
Adjusted net income (loss)	4.18	3.87	0.30	2.03	(0.14)	0.06	0.97	1.30
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

HOW WE ANALYZE OUR BUSINESS

We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted free cash flow, and Adjusted debt throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 50% of the Natgasoline methanol facility. A contractual agreement between us and our partners establishes joint control over Natgasoline. As a result, we account for this investment using the equity method of accounting, which results in 50% of the net assets and net earnings of Natgasoline being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. We own 63.1% of the Atlas methanol facility and a contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt include an amount representing our 50% equity share in Natgasoline and our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

FORWARD-LOOKING STATEMENTS

This Second Quarter 2026 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2026 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for startup of the same,
•expected increase in methanol production of assets acquired as part of the OCI Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of and production at our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•potential impact of tariffs on global economic activity and Methanex,
•geopolitical events in the Middle East and their impact on methanol supply and demand conditions,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•the supply of, demand for and price of ammonia,
METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the OCI Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,

•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2025 Annual Management’s Discussion and Analysis and this Second Quarter 2026 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2026 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 21

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Revenue	$1,395,259	$796,505	$2,368,977	$1,692,979
Cost of sales and operating expenses	(757,253)	(580,869)	(1,527,729)	(1,161,515)
Depreciation and amortization	(120,533)	(102,232)	(240,416)	(208,335)
New Zealand gas sale net proceeds (note 9)	669	19,539	669	27,697
Asset impairment charge (note 2)	(26,266)	—	(26,266)	—
Operating income	491,876	132,943	575,235	350,826
Losses of associates (note 10)	(75,802)	(4,300)	(94,221)	(7,896)
Finance costs (note 3)	(53,565)	(51,216)	(108,837)	(101,913)
Finance income and other expenses	(15,297)	8,484	(18,783)	12,546
Income before income taxes	347,212	85,911	353,394	253,563
Income tax (expense) recovery:
Current	(57,429)	25,763	(76,095)	5,795
Deferred	(46,550)	(28,446)	(30,870)	(44,535)
	(103,979)	(2,683)	(106,965)	(38,740)
Net income	$243,233	$83,228	$246,429	$214,823
Attributable to:
Methanex Corporation shareholders	$197,832	$64,414	$184,213	$175,703
Non-controlling interests	45,401	18,814	62,216	39,120
	$243,233	$83,228	$246,429	$214,823

Net income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$2.56	$0.95	$2.38	$2.60
Diluted net income per common share (note 5)	$2.45	$0.93	$2.38	$2.36

Weighted average number of common shares outstanding (note 5)	77,364,263	67,837,181	77,354,698	67,616,197
Diluted weighted average number of common shares outstanding (note 5)	77,545,240	67,866,633	77,360,130	67,700,546

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net income	$243,233	$83,228	$246,429	$214,823
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 8)	(40,966)	(20,950)	(24,375)	46,654
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(1,040)	9,210	(236)	10,889
Amounts reclassified on discontinuation of hedging relationship	—	—	—	(658)
Changes in cash flow hedges on equity-accounted investees	416	—	(163)	—
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	(35)	—	(35)	(1,150)
Taxes on above items	7,274	2,817	9,495	(10,723)
	(34,351)	(8,923)	(15,314)	45,012
Comprehensive income	$208,882	$74,305	$231,115	$259,835
Attributable to:
Methanex Corporation shareholders	$163,481	$55,491	$168,899	$220,715
Non-controlling interests	45,401	18,814	62,216	39,120
	$208,882	$74,305	$231,115	$259,835

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2026 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2026	Dec 31 2025
ASSETS
Current assets:
Cash and cash equivalents	$382,909	$425,331
Trade and other receivables	623,267	463,010
Inventories	583,680	494,665
Prepaid expenses	56,572	63,520
Other assets	30,566	40,406
	1,676,994	1,486,932
Non-current assets:
Property, plant and equipment (note 2)	5,036,015	5,198,080
Investment in associates	353,139	433,279
Deferred income tax assets	2,192	15,269
Other assets	109,072	149,096
	5,500,418	5,795,724
	$7,177,412	$7,282,656
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$628,302	$541,648
Current maturities on long-term debt (note 4)	14,541	41,362
Current maturities on lease obligations	128,207	113,129
Current maturities on other long-term liabilities (note 8)	37,381	25,598
	808,431	721,737
Non-current liabilities:
Long-term debt (note 4)	2,385,772	2,711,538
Lease obligations	604,546	642,054
Other long-term liabilities (note 8)	171,007	157,238
Deferred income tax liabilities	331,132	323,430
	3,492,457	3,834,260
Equity:
Capital stock	733,049	731,694
Contributed surplus	1,845	2,106
Retained earnings	1,808,811	1,653,276
Accumulated other comprehensive income	22,057	56,132
Shareholders' equity	2,565,762	2,443,208
Non-controlling interests	310,762	283,451
Total equity	2,876,524	2,726,659
	$7,177,412	$7,282,656

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	175,703	—	175,703	39,120	214,823
Other comprehensive income (loss)	—	—	—	(745)	45,757	45,012	—	45,012
Compensation expense recorded for stock options	—	—	107	—	—	107	—	107
Issue of shares on acquisition	9,944,308	339,498	—	—	—	339,498	—	339,498
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,936)	—	(24,936)	—	(24,936)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(33,007)	(33,007)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(4,344)	(4,344)	—	(4,344)
Balance, June 30, 2025	77,339,520	$731,699	$2,057	$1,779,408	$111,435	$2,624,599	$293,820	$2,918,419
Net income (loss)	—	—	—	(95,827)	—	(95,827)	25,798	(70,029)
Other comprehensive loss	—	—	—	(1,689)	(52,429)	(54,118)	—	(54,118)
Compensation expense recorded for stock options	—	—	49	—	—	49	—	49
Issue of shares on exercise of stock options	—	(5)	—	—	—	(5)	—	(5)
Dividend payments to Methanex Corporation shareholders	—	—	—	(28,616)	—	(28,616)	—	(28,616)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,167)	(36,167)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(2,874)	(2,874)	—	(2,874)
Balance, December 31, 2025	77,339,520	$731,694	$2,106	$1,653,276	$56,132	$2,443,208	$283,451	$2,726,659
Net income	—	—	—	184,213	—	184,213	62,216	246,429
Other comprehensive loss	—	—	—	(49)	(15,265)	(15,314)	—	(15,314)
Compensation expense recorded for stock options	—	—	104	—	—	104	—	104
Issue of shares on exercise of stock options	24,743	990	—	—	—	990	—	990
Reclassification of grant date fair value on exercise of stock options	—	365	(365)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(28,629)	—	(28,629)	—	(28,629)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(34,905)	(34,905)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(18,810)	(18,810)	—	(18,810)
Balance, June 30, 2026	77,364,263	$733,049	$1,845	$1,808,811	$22,057	$2,565,762	$310,762	$2,876,524

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$243,233	$83,228	$246,429	$214,823
Add losses of associates	75,802	4,300	94,221	7,896
Add (deduct) non-cash items:
Depreciation and amortization	120,533	102,232	240,416	208,335
Income tax expense	103,979	2,683	106,965	38,740
Share-based compensation expense (recovery)	(13,068)	523	40,304	(23,701)
Finance costs	53,565	51,216	108,837	101,913
Mark-to-market impact of Level 3 derivatives	7,531	(1,651)	13,283	337
Asset impairment charge	26,266	—	26,266	—
Other	5,876	7,760	1,664	5,850
Interest received	2,106	8,884	3,818	15,732
Income taxes paid	(21,290)	(31,693)	(20,616)	(55,262)
Other cash payments and receipts, including share-based compensation	(8,726)	(12,610)	(30,943)	(32,484)
Cash flows from operating activities before undernoted	595,807	214,872	830,644	482,179
Changes in non-cash working capital (note 7)	(156,344)	61,986	(259,113)	109,877
	439,463	276,858	571,531	592,056

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(14,278)	(12,468)	(28,629)	(24,936)
Interest paid	(62,279)	(47,436)	(100,653)	(74,196)
Net proceeds on issue of long-term debt	—	545,965	—	545,965
Repayment of long-term debt and financing fees (note 4)	(293,566)	(5,460)	(356,723)	(8,747)
Repayment of lease obligations	(35,141)	(31,844)	(69,935)	(66,128)
Distributions to non-controlling interests	(29,230)	(21,326)	(34,905)	(33,006)
Proceeds on issue of shares on exercise of stock options	—	—	990	—
Changes in non-cash working capital related to financing activities (note 7)	1,235	(2,812)	2,351	3,105
	(433,259)	424,619	(587,504)	342,057

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(15,306)	(30,666)	(37,723)	(77,972)
Acquisition of OCI Methanol Business, net of cash acquired	—	(1,263,706)	—	(1,263,706)
Changes in non-cash working capital related to investing activities (note 7)	12,987	(9,168)	11,274	1,031
	(2,319)	(1,303,540)	(26,449)	(1,340,647)
Increase (decrease) in cash and cash equivalents	3,885	(602,063)	(42,422)	(406,534)
Cash and cash equivalents, beginning of period	379,024	1,087,439	425,331	891,910
Cash and cash equivalents, end of period	$382,909	$485,376	$382,909	$485,376

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation and material accounting policies:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol and ammonia, both a commodity chemical. The Company is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of an amendment effective January 1, 2026 to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements. The amendment to IFRS 9 and 7 did not have a material impact on the Company's condensed consolidated interim financial statements.
These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 28, 2026.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at June 30, 2026	$4,436,896	$599,119	$5,036,015
Net book value at December 31, 2025	$4,575,161	$622,919	$5,198,080

a)Owned assets:

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at June 30, 2026	$7,649,415	$242,619	$152,858	$8,044,892
Accumulated depreciation at June 30, 2026	3,417,196	92,033	98,767	3,607,996
Net book value at June 30, 2026	$4,232,219	$150,586	$54,091	$4,436,896
Cost at December 31, 2025	$7,615,983	$242,672	$146,496	$8,005,151
Accumulated depreciation at December 31, 2025	3,245,855	86,034	98,101	3,429,990
Net book value at December 31, 2025	$4,370,128	$156,638	$48,395	$4,575,161
The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The decision to indefinitely idle the Titan facility after the inability to secure an economic long-term gas supply agreement has been identified as an impairment indicator for the Titan cash generating unit ("Titan CGU") and the carrying value of the Titan CGU was tested for impairment during the quarter.
The recoverable amount of the Titan CGU was based on fair value less costs of disposal, estimated using discounted cash flows. The model contains significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

Based on the test performed, in the second quarter of 2026 the Company recorded a non-cash before-tax asset impairment charge of $11 million in property, plant and equipment, in addition to $15 million in supplies inventory, for a total impairment charge of $26 million to write down the carrying value of the Titan CGU to the recoverable amount of nil.

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at June 30, 2026	$880,315	$410,719	$71,286	$1,362,320
Accumulated depreciation at June 30, 2026	447,031	272,091	44,079	763,201
Net book value at June 30, 2026	$433,284	$138,628	$27,207	$599,119
Cost at December 31, 2025	$868,483	$398,930	$69,511	$1,336,924
Accumulated depreciation at December 31, 2025	420,668	252,455	40,882	714,005
Net book value at December 31, 2025	$447,815	$146,475	$28,629	$622,919

3. Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Finance costs	$53,565	$51,216	$108,837	$101,913

Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs.
4.    Long-term debt:

As at	Jun 30 2026	Dec 31 2025
Unsecured notes
$700 million at 5.125% due October 15, 2027	$698,125	$697,434
$700 million at 5.25% due December 15, 2029	697,309	696,996
$600 million at 6.25% due March 15, 2032	587,790	586,925
$300 million at 5.65% due December 1, 2044	295,999	295,938
	2,279,223	2,277,293
Term Loan A at SOFR plus applicable margin	—	347,933
Other limited recourse debt facilities
5.58% due through June 30, 2031	40,574	43,392
5.35% due through September 30, 2033	50,819	53,644
5.21% due through September 15, 2036	29,697	30,638
Total long-term debt [1]	2,400,313	2,752,900
Less current maturities [1]	(14,541)	(41,362)
	$2,385,772	$2,711,538
1    Long-term debt and current maturities are presented net of deferred financing fees.
At June 30, 2026, the Company has access to a $400 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. During the quarter, the Company reduced the committed revolving credit facility from $600 million to $400 million.

During the three months ended June 30, 2026, the Company made repayments of $290 million on its Term Loan A facility. This represents full repayment of the outstanding balance drawn from Term Loan A.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

The facilities, comprising the revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
c)if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness.

The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity, and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at June 30, 2026, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
5.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended June 30, 2026 and 2025, and the six months ended June 30, 2025 and an adjustment was required for the numerator. For the six months ended June 30, 2026, the cash-settled method was more dilutive, and no adjustment was required for the numerator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six months ended June 30, 2026 and 2025, stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended June 30, 2026 and 2025, and the six months ended June 30, 2025, TSARs were

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

dilutive, resulting in an adjustment to the denominator. For the six months ended June 30, 2026, TSARs were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Numerator for basic net income (loss) per common share	$197,832	$64,414	$184,213	$175,703
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	(6,077)	(111)	—	(12,726)
Equity-settled expense	(1,665)	(1,448)	—	(2,921)
Numerator for diluted net income (loss) per common share	$190,090	$62,855	$184,213	$160,056

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Denominator for basic net income per common share	77,364,263	67,837,181	77,354,698	67,616,197
Effect of dilutive stock options	3,818	711	5,432	1,847
Effect of dilutive TSARs	177,159	28,741	—	82,502
Denominator for diluted net income per common share	77,545,240	67,866,633	77,360,130	67,700,546
6.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:
Information regarding units outstanding at June 30, 2026 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2025	348,884	$42.64	1,803,418	$42.93
Granted	80,460	49.83	269,680	49.83
Exercised	(123,407)	39.66	(945,796)	42.78
Expired	(12,190)	57.60	(33,670)	57.60
Outstanding at March 31, 2026	293,747	$45.24	1,093,632	$44.31
Exercised	(13,356)	44.65	(29,670)	47.41
Outstanding at June 30, 2026	280,391	$45.27	1,063,962	$44.22

	Units Outstanding at June 30, 2026			Units Exercisable at June 30, 2026
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	1.17	18,280	$33.94	18,280	$33.94
$41.37 to $50.49	5.31	262,111	46.06	105,839	46.10
	5.04	280,391	$45.27	124,119	$44.31
TSARs:
$29.27 to $38.79	1.98	140,610	$33.43	121,513	$33.34
$41.37 to $50.49	5.26	923,352	45.86	396,803	45.77
	4.83	1,063,962	$44.22	518,316	$42.85

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2026 was $20.5 million compared to the recorded liability of $16.3 million. The difference between the fair value and the recorded liability of $4.2 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at June 30, 2026 using the Black-Scholes option pricing model.

For the three and six months ended June 30, 2026, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $8.0 million (2025 - a recovery of $0.1 million) and an expense of $19.2 million (2025 - a recovery of $15.2 million), respectively. This included a recovery of $10.2 million (2025 - a recovery of $2.1 million) and an expense of $15.5 million (2025 - a recovery of $19.2 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2026 and 2025 respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at June 30, 2026 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2025	185,230	340,608	633,862
Granted	40,655	135,490	242,010
Performance factors impact on redemption [1]	—	—	5,235
Granted in-lieu of dividends	700	1,280	2,324
Redeemed	—	(88,088)	(179,726)
Cancelled	—	(3,169)	(214)
Outstanding at March 31, 2026	226,585	386,121	703,491
Granted	859	340	—
Granted in-lieu of dividends	910	1,324	2,417
Cancelled	—	(4,501)	(6,664)
Outstanding at June 30, 2026	228,354	383,284	699,244
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2026.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2026 was $65.5 million compared to the recorded liability of $45.6 million. The difference between the fair value and the recorded liability of $19.9 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years.
For the three and six months ended June 30, 2026, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $5.2 million (2025 - an expense of $0.6 million) and an expense of $20.6 million (2025 - a recovery of $8.6 million), respectively. This included a recovery of $11.8 million (2025 - a recovery of $4.8 million) and an expense of $7.6 million (2025 - a recovery of $19.4 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2026 and 2025 respectively.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

7.Changes in non-cash working capital:
The impact on cash of changes in non-cash working capital for the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Changes in non-cash working capital:
Trade and other receivables	$(117,405)	$(87,423)	$(160,257)	$(10,969)
Inventories	(48,204)	(107,327)	(89,015)	(63,924)
Prepaid expenses	(15,787)	(1,271)	6,948	20,620
Trade, other payables and accrued liabilities	94,223	72,089	86,654	16,432
	(87,173)	(123,932)	(155,670)	(37,841)
Adjustments for items not having a cash effect, working capital changes relating to taxes and interest paid	(54,949)	173,938	(89,818)	151,854
Changes in non-cash working capital having a cash effect	$(142,122)	$50,006	$(245,488)	$114,013

These changes relate to the following activities:
Operating	$(156,344)	$61,986	$(259,113)	$109,877
Financing	1,235	(2,812)	2,351	3,105
Investing	12,987	(9,168)	11,274	1,031
Changes in non-cash working capital	$(142,122)	$50,006	$(245,488)	$114,013
8.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of certain forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Beaumont. Natural gas is fungible across the Geismar and Beaumont plants. Other costs incurred to transport natural gas from the contracted delivery point to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Jun 30 2026	Dec 31 2025
Maturities	2026 - 2034	2026 - 2034
Notional quantity [1]	311,500	306,910
Notional quantity per day [1]	40 - 300	40 - 220
Notional amount	$1,059,364	$1,043,422
Net fair value	$26,170	$71,022
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Jun 30 2026	Dec 31 2025
Other current assets	$21,604	$32,186
Other non-current assets	58,059	74,811
Other current liabilities	(18,464)	(8,026)
Other long-term liabilities	(35,029)	(27,949)
Net fair value	$26,170	$71,022
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2026, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 42.2 million euros (December 31, 2025 - 26.4 million euros). The euro contracts had a positive fair value of $1.3 million included in Other current assets (December 31, 2025 - negative fair value of $0.1 million included in Other current liabilities).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Change in fair value of cash flow hedges	$36,165	$(229,211)	$(172,027)	$(49,626)
Forward element excluded from hedging relationships	(77,131)	208,261	147,652	96,280
	$(40,966)	$(20,950)	$(24,375)	$46,654
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$79,663	$88,078	$22,016	$41,058	$15,549	$9,455
Natural gas forward contracts liabilities	(53,493)	(64,278)	(18,908)	(10,349)	(8,749)	(26,272)
Euro forward exchange contracts	1,301	1,301	1,301	—	—	—
	$27,471	$25,101	$4,409	$30,709	$6,800	$(16,817)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2026		December 31, 2025
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,417,722	$2,400,578	$2,774,163	$2,775,744

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.
9.New Zealand gas sale net proceeds:
Since the third quarter of 2024, the Company has periodically entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. The Company has recognized $0.7 million in net proceeds in the three and six months ended June 30, 2026 (three months ended June 30, 2025 - $19.5 million and six months ended June 30, 2025 - $27.7 million) relating to gas provided. The net proceeds do not consider deductions for fixed costs and the impact of lost margin on the sale of methanol that was not produced in the period and any additional supply chain costs incurred.
10.Interest in Atlas joint venture:
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). In the second quarter of 2026, Atlas recorded a non-cash before-tax asset impairment charge of $117 million. The Company's share of losses reduced the equity accounted earnings by $74 million for the three and six months ended June 30, 2026. This reduced the carrying amount of the Company's investment in Atlas to nil as at June 30, 2026.

METHANEX CORPORATION 2026 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary